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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549


                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                                INTELLICORP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  458153103000
                                -----------------
                                 (CUSIP Number)

                                 Benjamin Raphan
                              Tenzer Greenblatt LLP
                 405 Lexington Avenue, New York, New York 10174
                                 (212) 573-4300
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                November 9, 1995
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note:     Six copies of this statement, including all exhibits, should be filed
with the Commission.   See Rule 13d-1(a) for other parties to whom copies are to
be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages


19468/0001/HM/201803.

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                                  SCHEDULE 13D
------------------------                              -------------------------
CUSIP NO. 458153103000                                Page   2   of   6   Pages
------------------------                              -------------------------
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Norman J. Wechsler
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                    (b) |_|
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

                         PF, WC
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
-------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

 NUMBER OF                     634,142
  SHARES
BENEFICIALLY     ------------------------------------------------------------
 OWNED BY        8    SHARED VOTING POWER
   EACH
 REPORTING                      5,000
  PERSON         ------------------------------------------------------------
   WITH          9    SOLE DISPOSITIVE POWER

                              634,142
                 ------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                                  5,000
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        639,142
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         5.2%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                              IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 6 Pages
19468/0001/HM/201803.

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Item 1.           Security and Issuer.
                  --------------------
         This statement relates to the Common Stock, par value $.001 per share ("Common Stock"), issued by Intellicorp, Inc. (the "Issuer"), whose principal executive offices are located at 1975 El Camino Real West, Mountain View, California 94040-2216.

Item 2.           Identity and Background.
                  ------------------------
         This statement is filed by Norman J. Wechsler (the "Reporting Person"), Chairman of the Board, President and a principal shareholder of Wechsler & Co., Inc., a broker/dealer registered under Section 15 of the Securities Exchange Act of 1934. The address of the Reporting Person is Suite 310, 105 South Bedford Road, Mount Kisco, New York 10549. The Reporting Person is a United States citizen.

         The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.           Source and Amount of Funds or other Consideration.
                  --------------------------------------------------
         Exclusive of (i) 403,142 shares of Common Stock beneficially owned by Wechsler & Co., Inc.; (ii) 60,000 shares of Common Stock beneficially owned by Sharon C. Wechsler, the Reporting Person's spouse; (iii) 5,000 shares of Common Stock beneficially owned by a trust for the benefit of David Wechsler, the minor son of the Reporting Person, of which the Reporting Person and his spouse are the trustees (the "Wechsler Trust"); and (iv) 29,000 shares of Common Stock beneficially owned by Waco Partners, a New York general partnership ("Waco"), of which the Reporting Person is the managing general partner; the Reporting Person is deemed to beneficially own 142,000 shares of Common Stock. The Reporting Person purchased 142,000 shares of Common Stock at a price of $192,250, using personal funds. Wechsler & Co., Inc. purchased the 403,142 shares of Common Stock beneficially owned by it in open market transactions at a price of $554,320.25, using working capital funds. The Wechsler Trust acquired the 5,000 shares beneficially owned by it in an open market transaction at a price of $6,875, using trust funds. Sharon C. Wechsler acquired the 60,000 shares beneficially owned by her in an open market transaction at a price of $82,500, using her personal funds. Waco acquired the 29,000 shares beneficially owned by it in an open market transaction at a price of $39,875, using working capital funds.
                                Page 3 of 6 Pages

19468/0001/HM/201803.

Item 4.           Purpose of Transaction.
                  -----------------------
         The purpose of the acquisitions of shares of Common Stock by the Reporting Person, directly, and the shares attributed to the Reporting Person and held by Wechsler & Co., Inc., the Wechsler Trust, Sharon C. Wechsler and Waco are for investment. 140,642 of the shares held by Wechsler & Co., Inc. were acquired by such firm in the ordinary course of its business as inventory for its securities trading activities and as a market maker in the Issuer's securities and 267,000 of such shares were acquired by such firm for investment. The Reporting Person, Wechsler & Co., Inc., the Wechsler Trust, Sharon C. Wechsler and Waco may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by them at any time. The Reporting Person has no plan or proposal which relates to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of
Schedule 13D. The Reporting Person may review or reconsider his position with respect to the Issuer or formulate plans or proposals with respect to any such matter, but has no present intention of doing so.

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------
         The Reporting Person is deemed to beneficially own an aggregate of 639,142 shares of Common Stock (attributing all of the shares beneficially owned by Wechsler & Co., Inc., the Wechsler Trust, Sharon C. Wechsler and Waco to the Reporting Person), constituting approximately 5.2% of the shares of Common Stock outstanding. The percentage used herein is calculated based upon the shares of Common Stock stated by the Issuer to be outstanding at October 30, 1995. The Reporting Person has the sole voting and dispositive power with respect to all the shares of Common Stock to which this statement relates, except for the shares beneficially owned by the Wechsler Trust, as to which the Reporting Person has shared voting and dispositive power with the other trustee of such Trust. The Reporting Person has not effected any transactions in shares of the Common Stock in the past 60 days, other than as indicated above.

         Filing of this Statement shall not be deemed an admission by the Reporting Person that he owns the securities held by the Wechsler Trust or Sharon C. Wechsler. The Reporting Person expressly disclaims beneficial ownership of all securities held by the Wechsler Trust or Sharon C. Wechsler for any purpose.

         No person, other than the persons named above, has the right to receive or the power to direct receipt of dividends from, or the proceeds of, the sale of the shares of Common Stock.

                                Page 4 of 6 Pages

19468/0001/HM/201803.

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Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.
                  -------------------------------------------------------
         There are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.           Materials to be filed as Exhibits.
                  ----------------------------------
                  None.

                                Page 5 of 6 Pages


19468/0001/HM/201803.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  November 20, 1995




                                                      /s/ Norman J. Wechsler
                                                      -------------------------
                                                          Norman J. Wechsler


                                Page 6 of 6 Pages


19468/0001/HM/201803.